Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read such discussion in conjunction with our unaudited interim condensed financial information as of and for the six months ended June 30, 2019 included as Exhibit 99.1 to this Report on Form 6-K. You also should read the discussion of our financial condition and results of operations and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) on file with the U.S. Securities and Exchange Commission (the “Commission”).

Unless otherwise indicated or the context otherwise requires, all references to “Biofrontera” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Biofrontera AG and its consolidated subsidiaries, Biofrontera Pharma GmbH, Biofrontera Bioscience GmbH, Biofrontera Neuroscience GmbH, Biofrontera Development GmbH and Biofrontera Inc. Our consolidated financial statements and related notes are been presented in euros, or €, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our consolidated financial statements in this Form 6-K of which this exhibit forms a part have been prepared in accordance with United States generally accepted accounting principles. For any of our subsidiaries that use a functional currency that is not euros, the assets and liabilities have been translated at the closing exchange rate as of June 30, 2019, which was 1.1374 U.S. dollars to 1 euro, while the income and expenses have been translated at the average exchange rate for the six-month period ended June 30, 2019, which was 1.1293 U.S. dollars to 1 euro. The differences resulting from the valuation of equity at historical rates and applying the period-end exchange rates are reported as a change not affecting profit or loss and carried directly to equity within the other equity components. Transactions realized in currencies other than euros are reported using the exchange rate on the date of the transaction. Assets and liabilities are translated applying the closing exchange rate for each balance sheet date. Gains and losses arising from such currency translations are recognized in income. See “Summary of Significant Accounting Policies — Translation of Amounts in Foreign Currencies” in the notes to our consolidated financial statements included in our 2018 Form 20-F for more information. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in euros.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this annual report regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “predict”, “project”, “would”, “could” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

1

The forward-looking statements in this report include, but are not limited to, statements about:

●	our ability to achieve and sustain profitability;

●	our ability to compete effectively in selling our products;

●	our ability to expand, manage and maintain our direct sales and marketing organizations;

●	our ability to successfully integrate the Cutanea Life Sciences, Inc. business, which we acquired in March 25, 2019, and realize our goals for this acquisition;

●	our actual financial results may vary significantly from forecasts and from period to period;

●	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;

●	our ability to market, commercialize, achieve market acceptance for and sell our products and product candidates;

●	market risks regarding consolidation in the healthcare industry;

●	the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third party payors for procedures using our products significantly declines;

●	our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

●	the regulatory and legal risks, and certain operating risks, that our international operations subject us to;

●	the fact that product quality issues or product defects may harm our business;

●	any product liability claims;

●	the progress, timing and completion of our research, development and preclinical studies and clinical trials for our products and product candidates; and

●

our expectations regarding the merits and outcomes of pending or threatened litigation, including pending including the lawsuit brought by DUSA Pharmaceuticals, Inc. against us before the District Court of Massachusetts claiming patent infringement, trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices.

2

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this discussion that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read this discussion and the financial statements filed as an exhibit to the report on Form 6-K of which this discussion forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those listed in the sections of the 2018 Form 20-F entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Factors Affecting our Results of Operations

We believe that the following factors have influenced and will continue to influence the development of our business and our future financial performance:

Sales of Ameluz® in the United States

Increasing our sales of Ameluz® in the U.S. is development in the U.S. is the most important growth driver for our overall business. Our ability to continue to grow our revenues in line with our expectations and to become profitable depends on our ability to meet successfully our sales targets in the U.S. Although U.S. sales of Ameluz® continued to grow throughout 2019, the pace of growth slowed, and U.S. sales did not meet our targets. Despite the positive trend in overall conditions, it remains very difficult to plan sales revenue growth, thereby leading to a considerable fluctuation range in achievable sales revenues. We believe that the success of our sales strategy in the U.S. will influenced heavily by our ability to obtain from the FDA approval for further label expansions for Ameluz® and our ability to promote our products in the medical community.

Acquisition of Cutanea Life Sciences, Inc.

Overview

On March 25, 2019, we announced that we, through a U.S. subsidiary, had acquired Cutanea Life Sciences, Inc. (“Cutanea”) from Maruho Co., Ltd. (“Maruho”), the parent company of our major shareholder Maruho Deutschland GmbH. For information relating to the acquisition, including a summary of the Share Purchase and Transfer Agreement dated March 25, 2019, by and among Biofrontera Newderm LLC, Biofrontera AG, Maruho and Cutanea Life Sciences, Inc. (the “Cutanea Purchase Agreement”), relating thereto, please refer to our 2018 Form 20-F, including the notes to our audited financial statements included therein. Descriptions of any portion or portions of the Cutanea Purchase Agreement contained herein are qualified in their entirety by reference to the Cutanea Purchase Agreement, a copy of which is filed as Exhibit 4.13 to our 2018 Form 20-F.

3

At the time of the acquisition, Cutanea had two prescription drugs approved by the U.S. Food and Drug Administration: Xepi®, a prescription antibiotic cream for the treatment of impetigo (a common bacterial skin infection) and Aktipak®, a generic drug for the treatment of mild-to-moderate acne. Xepi® is produced for Biofrontera by Ferrer Internacional S.A., the licensor of Xepi®, which supplied Cutanea, and now supplies Biofrontera, with the finished product. At the time of the acquisition, Cutanea also had other operations, including significant research and development projects.

Following our acquisition of Cutanea, Cutanea has been significantly restructured. Due to technical challenges with the manufacturing process of Aktipak®, which could not be remedied in the short term, Biofrontera ceased the production and sale of Aktipak® in August 2019. Biofrontera incurred only de minimis expenses related to Aktipak® before and in connection with discontinuing that product, and does not expect to incur going forward any expenses relating to Aktipak® that will not be reimbursed by Maruho in connection with the Cutanea Purchase Agreement. As part of our acquisition of Cutanea, we returned to Maruho or discontinued all of Cutanea’s research and development projects. As of December 31, 2019, approximately 95% of Cutanea’s workforce as of the date of the acquisition had been terminated, and we had dissolved or eliminated through mergers or other internal restructuring all Cutanea legal entities. Thus, because of the discontinuance of Aktipak® sales and the treatment in the transaction of research and development projects, Biofrontera’s acquisition of Cutanea represented, in substance, the acquisition of only the rights to market a single product, Xepi®. Accordingly, except for the single Xepi® product line (and de minimis impacts from Aktipak®-related operations that have already been discontinued), none of the other historical business activities of Cutanea have impacted our results of operations, and we do not expect that they will impact our results of operations in the future. Xepi® first became available on the market in November 2018.

Effects of Acquisition of Cutanea on Our Income Statement

Cutanea and its subsidiaries Dermarc LLC and Dermapex LLC were fully consolidated on March 25, 2019, the date we acquired Cutanea. Sales revenues for Xepi® and Aktipak® as well as cost of sales calculated applying the cost of sales method, are reported in the respective items of our consolidated income statement for the periods ended June 30, 2019 and September 30, 2019.

4

The following table sets forth the sales revenue, cost of sales, research and development costs, general administrative costs and sales and marketing costs attributable to Cutanea and its subsidiaries, as included in our consolidated statement of comprehensive income for the periods ended June 30, 2019 and September 30, 2019:

	Six months ended June 30, 2019	Nine months ended September 30, 2019
	€ thousands
Sales revenue(1)	546	677
Cost of sales(2)	875	1,790
Research and development costs(2)	370	(153)
General administrative costs(2)	1,807	2,057
Sales and marketing costs(2)	3,480	4,620

(1) Attributable to Xepi® and Aktipak® from and including acquisition date of March 25, 2019
(2) Attributable to operations of Cutanea and its subsidiaries from and including acquisition date of March 25, 2019

Pursuant to the Cutanea Purchase Agreement, Maruho agreed to, among other things, assume all (1) ongoing costs that we may incur in connection with our operation of Cutanea’s business during the first three months after completion of the acquisition and (2) restructuring expenses incurred at Cutanea from any restructuring activities commenced or decided within three months from the acquisition date, including a substantial portion of the costs set forth in the table above. These costs will be paid using Cutanea’s cash and cash equivalents acquired by Biofrontera upon the acquisition of Cutanea, or they will be passed on to Maruho in accordance with the Cutanea Purchase Agreement and reported under other income. Other income attributable to reimbursement from Maruho amounted to €5.5 million for the six months ended June 30, 2019 and amounted to €4.5 million for the nine months ended September 30, 2019.

In addition, badwill in the amounts of €17.3 million and €14.8 million was included in our other income for the six months ended June 30, 2019 and nine months ended September 30, 2019, respectively. Badwill results from the negative difference in asset and liability items measured at fair value resulting from the purchase price allocation in connection with our acquisition of Cutanea.

Litigation Relating to Our Intellectual Property and Other Litigation

As a result of our litigation with DUSA Pharmaceuticals, Inc., our legal costs were significantly higher than expected and had a material impact on our financial condition. We expect that this trend may continue to affect our operating results and financial condition in future periods.

Recent Developments

Set forth below is certain limited unaudited financial information as of and for the three months and nine months ended September 30, 2019. In connection with our listing on the Frankfurt Stock Exchange, we published substantially all of this financial information in an announcement issued on November 19, 2019. This financial information has been prepared under IFRS as adopted by the European Union (“EU”). No material differences are believed to exist between the presented financial information in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB.

5

Key Figures

In EUR thousands (if not stated otherwise)	9M 2019 unaudited	9M 2018 unaudited	Q3 2019 unaudited	Q3 2018 unaudited
Results of operations
Sales revenue	19,059	14,552	5,155	5,582
Gross profit	14,865	11,770	3,445	4,454
Research & development costs	(3,215)	(3,219)	(894)	(1,031)
General administrative costs	(12,108)	(7,283)	(4,340)	(3,204)
Sales costs	(20,635)	(12,658)	(6,440)	(4,348)

Loss on operations	(21,093)	(11,390)	(8,229)	(4,129)
Other expenses and income	20,828	549	(2,407)	(90)
Financial result	(2,259)	(1,411)	(914)	(349)
Loss before income tax	(2,524)	(12,252)	(11,550)	(4,568)
Total result for the period	(3,265)	(12,728)	(11,822)	(4,633)

In EUR thousands (if not stated otherwise)	9M 2019 unaudited	December 31, 2018
Net assets
Total assets	72,416	39,133
Current assets	32,437	27,587
Non-current assets	39,979	11,546
Current liabilities	16,315	7,770
Non-current liabilities	41,850	15,007
Equity	14,251	16,356

Cash and cash equivalents	11,986	19,451

	9M 2019 unaudited	9M 2018 unaudited
Employees (as of September 30)	191	149

Biofrontera Share
Number of shares outstanding (as of Sep, 30)	44,849,365	44,573,174
Share price (XETRA closing price in EUR on Sep, 30)	6,00	5,89

As compared to the nine-month period ended September 30, 2018, our sales revenue increased by 31% to €19.1 million in the nine-month period ended September 30, 2019, driven primarily by growth in our German and U.S. markets. Our revenue in Germany rose to €3.3 million for the nine-month period ended September 30, 2019, a 59% increase as compared to the nine-month period ended September 30, 2018, while sales revenue in the U.S. amounted to €13.6 million during the nine-month period ended September 30, 2019, an increase of 33% as compared to the nine-month period ended September 30, 2018. In Spain, sales revenue for the nine-month period ended September 30, 2019 was maintained at approximately the same level as the comparable period in 2018, despite a 27% price reduction imposed by the government. We believe that the growth in Germany is a consequence of the European Commission’s approval for label extension for the treatment of mild-to-moderate actinic keratosis on the face and scalp using Ameluz® in combination with daylight (“PDT”) in March 2018. In the U.S., growth in our sales revenue is primarily the result of further expanded sales infrastructure and improved reimbursement. Nevertheless, the pace of growth in the U.S.—our most important market in terms of sales revenue—slowed somewhat in the summer of 2019.

6

Results of Operations

Sales Revenue

During the nine month period ended September 30, 2019, we generated sales revenue of €19.1 million, an increase of 31% over the comparable period in 2018 (nine months ended September 30, 2018: €14.6 million). Sales in the U.S. for the nine months ended September 30, 2019 increased by 33% to €13.6 million (nine months ended September 30, 2018: €10.2 million). This includes sales of €677 thousand relating to new products XepiTM and Aktipak®. We believe that the growth is primarily due to the further expansion of our sales infrastructure and improvements in the reimbursement of PDT for dermatologists in the U.S. since the beginning of 2019. Sales in Germany for the nine months ended September 30, 2019 increased by €1.2 million, or 59%, to €3.3 million compared to the same period in 2019 (nine months ended September 30, 2018: €2.1 million). In other European countries, sales revenue for the nine months ended September 30, 2019 decreased by 14% to €1.8 million (nine months ended September 30, 2018: €2.1 million). We believe that the reason for the decline in 2019 compared to 2018 was a decrease in deliveries to our license partners. We believe that the sales increase in Europe as a whole is due in particular to the introduction of daylight-PDT, which was approved in March 2018. Sales from other regions for the nine months ended September 30, 2019 amounted to €367 thousand (nine months ended September 30, 2018: €169 thousand).

Gross Profit

Gross profit for the nine months ended September 30, 2019 increased by €3.1 million to €14.9 million compared to €11.8 million in the same period in 2018. The gross margin decreased from 81% in the first nine months of 2018 to 78% in the first nine months of 2019.

Research and Development Costs

Research and development costs for the nine months ended September 30, 2019 amounted to €3.2 million, which was the same as costs during the nine months ended September 30, 2018. Research and development costs include costs for clinical studies as well as regulatory expenses, i.e. the granting, maintenance and extension of our approvals.

7

General Administrative Costs

General administrative expenses amounted to €12.1 million in the nine months ended September 30, 2019 (nine months ended September 30, 2018: €7.3 million), an increase of €4.8 million. This was due to significantly higher legal and consulting costs as well as administrative costs in the U.S. In addition, administrative expenses of €2.1 million for Cutanea were included in the nine months ended September 30, 2019.

Sales and Marketing Costs

Sales and marketing costs amounted to €20.6 million in the nine months ended September 30, 2019, an increase of €8 million compared to the nine months ended September 30, 2018 (€12.7 million). This increase was principally due to two reasons: (1) costs for the further expansion of our sales activities in the U.S. and (2) sales costs incurred by Cutanea of €4.6 million. Sales costs include the expenses for our own sales force in Germany, Spain, the UK and the U.S. as well as marketing expenses.

Loss on Operations

The loss on operations for the nine months ended September 30, 2019 amounted to €21.1 million, an increase of €9.7 million compared to the previous year (nine months ended September 30, 2018: €11.4 million). The increase is primarily due to the first-time consolidation of Cutanea. Cutanea’s operating expenses of €6.5 million were offset by the reimbursement of expenses, to date, in the amount of €4.5 million paid by Maruho pursuant to the Cutanea Purchase Agreement.

Other Income and Expenses

Other income and expenses totaled €20.8 million for the nine months ended September 30, 2019. This includes the negative difference of €14.8 million in asset and liability items measured at fair market value resulting from the purchase price allocation, including income of €6.3 million from the offsetting of start-up costs to Maruho. This item also includes settlements to Maruho under the Cutanea Purchase Agreement in the amount of €4.5 million. The previously reported estimate income from the purchase price allocation as well as income from the offsetting of expenses incurred by Cutanea to Maruho were adjusted to €(3.6) million in the nine months ended September 30, 2019. Expenses and income from currency translation are also included in this item.

Interest Expenses

Interest expenses amounted to €2.6 million in the nine months ended September 30, 2019 and mainly is comprised of the interest expenses for the loan under our credit facility with the European Investment Bank (“EIB”) made available in July 2017, which was increased by a further tranche in February 2019. In addition, higher amounts from the compounding of long-term liabilities are reported under interest expenses.

8

Group Assets

The changes in the financial position are primarily due to the first-time consolidation of Cutanea Life Sciences, Inc. and its subsidiaries, and are as follows as of September 30, 2019:

in EUR thousands	September 30, 2019	December 31, 2018
Non-current assets	39,979	11,546
Current financial assets	26,841	23,642
Other current assets	5,596	3,945
Total assets	72,416	39,133

Equity	14,251	16,356
Non-current liabilities	41,850	15,007
Current financial liabilities	4,294	2,000
Other current liabilities	12,021	5,770
Total equity and liabilities	72,416	39,133

Non-Current Assets

Non-current assets totaling €40 million include deferred tax assets on tax losses carried forward at Biofrontera Pharma GmbH in the amount of €10.4 million reported for the first time as of December 31, 2018 and the license relating to Xepi™ in the amount of €23.3 million that we acquired through our acquisition of Cutanea.

Current Financial Assets

Current financial assets totaled €26.8 million as of September 30, 2019. This includes cash and cash equivalents of €12 million (December 31, 2018: €19.5 million), trade receivables of €3.8 million (December 31, 2018: €3.4 million) as well as receivables from Maruho from its contractual obligations to us under the Cutanea Purchase Agreement of €11.3 million.

Other Current Assets

Other current assets mainly include inventories amounting to €4.3 million as of September 30, 2019 (December 31, 2018: €3.2 million). This includes inventories at Cutanea amounting to €458 thousand.

Equity

The fully paid in share capital of the parent company, Biofrontera AG, amounted to €44.8 million as of September 30, 2019. It was divided into 44,849,365 registered shares with a nominal par value of €1.00 each. Total equity as of September 30, 2019 amounted to €14.3 million compared to €16.4 million as of December 31, 2018.

9

Non-Current Liabilities

Non-current liabilities include financial liabilities (€22.2 million as of September 30, 2019; December 31, 2018: €13.5 million), non-current provisions (€1 million as of September 30, 2019; December 31, 2018: €1.5 million) and other non-current financial liabilities from the purchase price for Cutanea (€18.6 million as of September 30, 2019). The non-current financial liabilities include the loan from the EIB under our credit facility with it, including the performance component in the amount of €17.2 million as September 30, 2019 (December 31, 2018: €11 million), the non-converted portion of the convertible bond 2017-22 in the amount of €2 million as of September 30, 2019 (December 31, 2018: €2.5 million) and, for the first time, liabilities from leasing agreements in the amount of €3 million to be recognized under IFRS 16.

Current Financial Liabilities

Current financial liabilities mainly include trade payables of €3.2 million as of September 30, 2019 (December 31, 2018: €1.8 million), including trade payables of Cutanea in the amount of €941 thousand.

Other Current Liabilities

Other current liabilities amounted to €12 million as of September 30, 2019 (December 31, 2018: €5.8 million) and relate, in particular, to outstanding obligations of Cutanea totaling €5.8 million.

Cash and Cash Equivalents

Compared to December 31, 2018, cash and cash equivalents decreased by €7.5 million to €12 million as of September 30, 2019. This includes cash on the balance sheet of Cutanea in the amount of €2.1 million.

Condensed consolidated balance sheet as of September 30, 2019

Assets

in EUR thousands	September 30, 2019	December 31, 2018
	unaudited
Non-current assets
Tangible assets	5,602	794
Intangible assets	23,977	352
Deferred taxes	10,400	10,400
Total non-current assets	39,979	11,546

Current assets
Current financial assets
Trade receivables	2,813	3,397
Other financial assets	12,042	794
Cash and cash equivalents	11,986	19,451
Total current financial assets	26,841	23,642

Other current assets
Inventories	4,335	3,177
Income tax reimbursement claims	16	53
Other assets	1,245	715
Total other current assets	5,596	3,945

Total current assets	32,437	27,587
Total assets	72,416	39,133

10

Equity and liabilities

in EUR thousands	September 30, 2019	December 31, 2018
	unaudited
Equity
Subscribed capital	44,849	44,632
Capital reserve	118,020	117,109
Capital reserve from foreign currency conversion adjustments	(718)	(2)
Loss carried forward	(145,351)	(136,505)
Loss for the period	(2,549)	(8,878)
Total equity	14,251	16,356

Non-current liabilities
Financial debt	22,186	13,462
Other provisions	1,029	1,545
Other financial liabilities	18,635	0
Total non-current liabilities	41,850	15,007

Current liabilities
Current financial liabilities
Trade payables	3,198	1,806
Current financial debt	144	165
Other financial liabilities	952	29
Total current financial liabilities	4,294	2,000

Other current liabilities
Other provisions	3,736	2,891
Other current liabilities	8,285	2,879
Total other current liabilities	12,021	5,770

Total current liabilities	16,315	7,770
Total equity and liabilities	72,416	39,133

Condensed consolidated statement of comprehensive income for the first nine months of the 2019 and 2018 financial years

11

in EUR thousands	9M 2019	9M 2018	Q3 2019	Q3 2018
	unaudited	unaudited	unaudited	unaudited
Sales revenue	19,059	14,552	5,155	5,582
Cost of sales	(4,194)	(2,782)	(1,710)	(1,128)
Gross profit from sales	14,865	11,770	3,445	4,454

Operating expenses
Research and development costs	(3,215)	(3,219)	(894)	(1,031)
General administrative costs	(12,108)	(7,283)	(4,340)	(3,204)
Sales costs	(20,635)	(12,658)	(6,439)	(4,348)

Loss from operations	(21,093)	(11,390)	(8,229)	(4,129)

Interest expenses	(1,694)	(1,300)	(637)	(310)
Effective interest expenses	(950)	(122)	(453)	(45)
Interest income	385	11	176	6
Other expenses	(255)	(147)	(66)	(104)
Other income	6,269	696	169	14
Badwill	14,813	-	(2,510)	-

Profit/loss before income tax	(2,524)	(12,252)	(11,550)	(4,568)
Income tax	(26)	(4)	0	(4)
Profit/loss for the period	(2,549)	(12,256)	(11,550)	(4,572)

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions, Translation differences resulting from the conversion of foreign business operations,	(715)	(472)	(272)	(61)
Other expenses and income total	(715)	(472)	(272)	(61)

Profit/loss for the period	(3,265)	(12,728)	(11,822)	(4,633)

Basic earnings per share in EUR	(0.06)	(0.28)	-	-

Selected Consolidated Financial Data

The following tables set forth a summary of the consolidated historical financial information of, and for the periods ended on, the dates indicated for Biofrontera. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated statement of operations data for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016, and the selected consolidated balance sheet data as of December 31, 2018, December 31, 2017 and December 31, 2016 have been derived from our audited consolidated financial statements. Our selected consolidated statement of operations data for the six months ended June 30, 2019 and June 30, 2018 and the selected consolidated balance sheet data as of June 30, 2019 have been derived from our unaudited interim condensed consolidated financial statements included as an exhibit to the report on Form 6-K of which this exhibit forms a part. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results for the periods presented.

The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes included as an exhibit to the report on Form 6-K of which this discussion forms a part.

12

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Six Months ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	€	€	€	€	€
	(amounts in thousands, except share and per share data)
Statement of operations data:
Sales Revenue	13,904	8,969	21,107	12,025	6,130
Gross Margin	82,14%	81,57%	78.91%	85.73%	73.05%
Research and development costs	(2,322)	(2,188)	(4,428)	(4,225)	(4,640)
Sales costs	(14,195)	(8,311)	(17,744)	(16,922)	(8,764)
General administrative costs	(7,768)	(4,079)	(12,963)	(3,097)	(2,853)
Loss from operations	(12,864)	(7,261)	(18,478)	(13,934)	(11,779)
Loss before income tax	9,027	(7,685)	(19,269)	(16,102)	(10,579)
Loss for the period	9,001	(7,685)	(8,878)	(16,102)	(10,579)

	Six Months June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	€	€	€	€	€
Per share data:
Basic and diluted loss per share	0.20	(0.18)	(0.20)	(0.42)	(0.36)
Basic and diluted operating loss per share	(0.29)	(0.17)	(0.42)	(0.37)	(0.40)
Shares used in computing basic and diluted loss per share	44,635,446	43,661,206	43,695,794	38,076,088	29,762,784

	At June 30,	At December 31,
	2019	2018	2017	2016
		€	€	€
	(amounts in thousands)
Balance sheet data:
Cash and cash equivalents	21,579	19,451	11,083	15,126
Other current financial assets	16,872	4,191	2,132	2,294
Other current assets	6,310	3,945	5,239	4,561
Non-current Assets	39,443	11,547	1,394	1,897
Total assets	84,204	39,133	19,848	23,879
Long-term liabilities	41,055	15,007	12,355	3,597
Current liabilities	18,020	7,770	4,112	4,440
Total shareholders’ equity	25,129	16,356	3,381	15,842

(1)	See Note 22 to our consolidated financial statements for further details on the calculation of basic and diluted loss per ordinary share.

(2)	Per share data are calculated by dividing net consolidated loss by the weighted average number of outstanding ordinary shares during the year in accordance with IAS 33.

13

Components of Our Results of Operations

Revenue

We generate revenue through the sale of our products Ameluz®, BF-RhodoLED® and Belixos® (our cosmetic skin care product). Following our acquisition of Cutanea in March 2019, we have begun to generate revenue in the future through sales of XepiTM.

In Germany, Spain, the UK and the U.S., we distribute and sell Ameluz® through our own sales force and recognize revenue upon shipment to our customers, such as wholesalers or hospitals or physicians. We have entered into license and distribution agreements with a variety of partners in other European countries and Israel. According to these agreements, we produce our products and sell them to our distribution or commercial partners at a transfer price, which is a defined percentage of the estimated final sales price in the respective country or territory. Such percentages range from 35% to 55%. Since production of Ameluz® is specific for most countries, we typically produce larger lots for our distribution or commercial partners and ship and invoice them. Our distribution or commercial partners hold inventory and subsequently sell stock over time in their applicable country or territory. We recognize revenue upon shipment to such partners. Upon signing of our license and distribution agreements, we also typically receive one-time payments from our distribution partners.

Accordingly, the primary factors that determine our revenue derived from our products are:

●	the level of orders generated by our sales force in the Germany, Spain, the UK and the U.S.;
●	the level of orders from our commercial partners;
●	the level of prescriptions and institutional demand for our products; and
●	unit sales prices.

Revenue from sales of our BF-RhodoLED® PDT lamp, which we mainly use to support sales of Ameluz® in the U.S. and Belixos®, our over-the-counter line of skin care cosmetics products, are relatively insignificant compared with the revenues generated through our sales of Ameluz®.

Because traditional PDT treatments using a lamp are performed more frequently during the winter, our revenue has historically been higher during the first and fourth quarters than during the second and third quarters. However, daylight PDT is more frequently performed during the summer (and often cannot be performed during the winter). For this reason, we believe that our recent approval from the European Commission for daylight PDT (as described above) may have the effect of smoothing our revenue throughout the year.

14

The following table provides a breakdown of revenue for the six-month periods ended June 30, 2019 and 2018:

	Six months ended June 30,
	2019	2018
	€ thousands
Germany	2,154	1,184
United States	10,231	6,443
Other international Revenues	1,357	1,211
One time license payments	0	40
Development projects	162	91
Total revenue	13,904	8,969

Cost of Goods Sold

Our cost of goods sold is comprised of all direct manufacturing expenses for our products, including any expenses associated with manufacturing and logistics, such as packaging, freight or transportation costs. We further include any costs associated with changes or upgrades in the manufacturing processes at our third-party manufacturers which had to be paid by us to fulfill certain obligations requested by the European Medicines Agency (“EMA”) or the FDA. All overhead costs associated with manufacturing are also included in our costs of goods sold.

Research and Development Expenses

We incur research and development expenses related to our clinical and drug and medical device development programs. Our research and development expenses consist of expenses incurred in developing, testing and manufacturing drugs and devices for clinical trials, as well as seeking and maintaining regulatory approval of our product candidates, including:

●	expenses associated with regulatory submissions, clinical trials and manufacturing;
●	payments to third party contract research organizations contract laboratories and independent contractors;
●	payments made to regulatory consultants;
●	payments made to third party investigators who perform clinical research on our behalf and clinical sites where such testing is conducted;
●	personnel related expenses, such as salaries, benefits, travel and other related expenses;
●	expenses incurred to obtain and maintain regulatory approvals and licenses, patents, trademarks and other intellectual property; and
●	facility, maintenance, and allocated rent, utilities, and depreciation and amortization, and other related expenses.

15

The following table summarizes the costs of significant projects and reconciling items to arrive at total research and development expenses for the six-month periods ended June 30, 2019 and 2018:

	Six months ended June 30,
	2019	2018
	€ thousands
Clinical studies (external expenses)	715	585
FDA and EMA fees	165	155
Other expenses	1,442	1,448
Total research and development expenses	2,322	2,188

As we continue our clinical trial program for Ameluz®, both to show effectiveness in comparison to other drugs or therapies and to try to extend the current indications of Ameluz®, we expect to incur similar levels of research and development expenses. In addition, any termination of, or delays in completing, our clinical trials will slow down our product development and approval process, leading to increased costs.

Sales Costs

Sales costs consist primarily of salaries, benefits and other related costs for personnel serving in our sales, marketing and business development functions in Germany, Spain and the U.S. Our sales costs also include costs related to marketing materials as well as sales congresses, industry conferences and similar events conducted to promote our products.

We incurred sales costs of €14.20 million and €8.31 million for the six months ended June 30, 2019 and 2018, respectively. The significant increase in sales costs compared to the year-earlier period resulted from the continued commercialization of our products and was principally driven by the further expansion of the U.S. marketing and sales organization established and built in connection with the launch of commercial sales in the U.S. of Ameluz® and our BF-RhodoLED® lamp. Additionally, €3.48 million of the increase resulted from costs incurred by Cutanea. In the near term, we expect our sales costs to continue to increase as we expand our commercialization efforts in the U.S.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, investor relations, information technology and human resources. Other significant costs in this category include facilities costs and professional fees for accounting and legal services, investor relations, travel, insurance premiums and depreciation. During the six months ended June 30, 2019, we increased our general and administrative expenses significantly due to higher legal, consulting and administrative costs incurred in connection with the expansion of our U.S. business. Additionally, €1.81 million of the increase in general and administrative expenses resulted from costs incurred by Cutanea. We incurred general and administrative expenses of €7.77 million and €4.08 million for the six months ended June 30, 2019 and 2018, respectively.

Stock Compensation

We grant stock options to members of our management board, senior management, and employees. We recognize compensation expense as a charge to operations over the relevant vesting period of the options, which generally is four years. The aggregate estimated fair value for options issued during the six months ended June 30, 2019 was approximately €0.85 million as compared to €0.42 million in the six months ended June 30, 2018, which is being recognized over the vesting periods. Total compensation expense recorded related to options during the six months ended June 30, 2019, was approximately €0.16 million. From inception through June 30, 2019, we have incurred cumulative compensation expense related to stock options of approximately €1.11 million.

16

Interest Expense

Finance expense consists of interest income and interest expense, and foreign exchange gains (losses). Interest income consists of interest earned on our cash and cash equivalents. The interest expenses we incurred were principally comprised of interest payments under the EIB credit facility loan and on our outstanding warrant bond, using the effective interest method. We incurred interest expense of €1.56 million and €0.99 million in the six months ended June 30, 2019 and 2018, respectively.

Other Income and Expenses

Other income and expenses were €23.24 million and €0.64 million in the six months ended June 30, 2019 and 2018, respectively. Other income and expenses is comprised of badwill expenses, certain other expenses and gains and losses from currency conversion. The significant increase in other income and expenses during the six months ended June 30, 2019 included €17.32 million in badwill, which resulted from the negative difference in asset and liability items measured at fair value resulting from the purchase price allocation in connection with our acquisition of Cutanea.

Income Taxes

We recorded €0.03 million in income tax expense during the six months ended June 30, 2019. In prior reporting periods, as a result of the net losses we have incurred in each fiscal year since inception, we recorded no provision for income taxes. At June 30, 2019, we had net operating loss carry-forwards for German corporation and trade tax purposes of €135.81 million. Deferred tax assets are generally determined on the basis of the existing income tax rates in Germany. As a result of the German Company Tax Reform Act 2008, the corporation tax rate is set at 15%. When a solidarity surcharge of 5.5% is included, this results in a combined tax rate of 15.8%.

In addition to the corporate tax rate, our company is also subject to a local business tax rate of 16.6%. As the business taxes are not deductible as an operating expense, the resulting tax rate is 32.5%.

Loss carry forwards have an unlimited carry forward period under current German law.

We are also subject to corporate taxation in the United States. We are entitled under U.S. laws to carry forward any losses incurred from tax years ending on or before December 31, 2018 for a period of twenty years and can offset our losses carried forward against future taxes. As of June 30, 2019, we had tax loss carryforwards in the U.S. totaling €20.25 million.

17

The effective tax rate in the United States was 25% during the six months ended June 30, 2019.

Due to the lack of predictability regarding future taxable profits, the existing deferred tax assets deriving, as a matter of principle, from loss carryforwards and tax-deductible differences were generally not recognized on the balance sheet, in accordance with IAS 12.34. On our balance sheet as of June 30, 2019, however, we capitalized deferred tax assets of €10.4 million as our wholly-owned subsidiary Biofrontera Pharma GmbH had become profitable and is expected to remain profitable such that we will be able to set off respective loss carry-forwards against future profits in accordance with German tax acts.

Effect of Foreign Currency Fluctuations

We publish our consolidated financial statements in euros. Historically, most of our revenues and expenses have also been denominated in euros. Therefore, historically, we had not been subject to any major influences on our net income due to currency exchange effects. Since we obtained FDA approval and began to commercialize our products in the U.S., however, we now generate a significant part of our revenues and expenses in U.S. dollars. These revenues and expenses incurred in U.S. dollars will be translated into euros when they are reported in our consolidated financial statements. As a result, any substantial future appreciation or decline of the U.S. dollar against the euro could have a material effect on our revenue and profitability.

Our holding company Biofrontera AG has provided to our wholly-owned U.S. subsidiary Biofrontera Inc. an inter-company loan to provide financial funds for our U.S. operations. The loan is denominated in U.S. dollars and interest bearing. Any fluctuation of the exchange rate between the euro and the US dollar will have an impact on our consolidated profit and loss statement.

Our product Ameluz® is manufactured by a third-party contract manufacturer in Switzerland. Any invoices by such manufacturer are denominated in Swiss Francs. As our sales and revenue increase, we expect to increase the manufacturing purchases from our Swiss manufacturer and could, therefore, be increasingly subject to currency exchange effects from these Swiss Franc denominated transactions with our Swiss manufacturer.

Results of Operations

Comparison of the six months ended June 30, 2019 to the six months ended June 30, 2018

Total Revenue

Total Revenue
	Six months ended June 30,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Germany	2,154	1,184	970	82%
United States	10,231	6,443	3,788	59%
Europe	1,357	1,211	146	12%
Other Regions	162	131	31	24%
Total Revenue	13,904	8,969	4,935	55%

18

We generated revenue of €13.9 million in the six months ended June 30, 2019, an increase of more than 55% over the comparable period in 2018.

In the U.S., we generated revenue of €10.2 million in the six months ended June 30, 2019, an increase of 59% over the comparable period in 2018. This includes revenue of €546 thousand generated in the U.S. with the new products Xepi® and Aktipak®. Our revenue growth in the U.S. was driven by the further expansion of our sales infrastructure and improvements in the reimbursement of PDT for dermatologists in the U.S.

In Germany, we generated revenue of €2.2 million in the six months ended June 30, 2019, an increase of 82%, over the comparable period in 2018. In European countries other than Germany, we generated revenue of €1.4 million in the six months ended June 30, 2019, an increase of 12% over the comparable period in 2018. This revenue growth in Germany, as well as other countries in Europe, was driven primarily by the continued adoption of using Ameluz® in combination with daylight PDT for the treatment of mild-to-moderate actinic keratosis on the face and scalp, which label extension was approved by the European Commission in March 2018. Our revenues for the six months ended June 30, 2019 reflect a full six months of sales of Ameluz® in combination with daylight PDT, as opposed to approximately three months of such sales in the comparable period in 2018.

In other regions, we generated revenue of €162 thousand in the six months ended June 30, 2019, as compared to €131 thousand in the comparable period in 2018.

Cost of Sales

Cost of Sales
	Six Months ended June 30,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Cost of sales	(2,483)	(1,653)	(830)	50%

Cost of sales was €2.5 million for the six months ended June 30, 2019, compared to €1.7 million for the six months ended June 30, 2018, an increase in costs of €0.8 million. This increase resulted primarily from a higher volume of products sold during the period.

19

Research and Development Expenses

Research and development expenses

Research and Development Expenses
	Six Months ended June 30,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Clinical studies (external expenses)	715	585	130	22%
FDA and EMA Fees	165	155	10	6%
Other research and development expenses	1,442	1,448	(6)	0%
Total research & development expenses	2,322	2,188	134	6%

Research and development expenses were €2.3 million for the six months ended June 30, 2019, compared to €2.2 million for the six months ended June 30, 2018. Our research and development expenses for the six months ended June 30, 2019 include €370 thousand in research and development expenses incurred by Cutanea, which were offset by a corresponding reimbursement from Maruho from its contractual obligations to us under the Cutanea Purchase Agreement that was recorded under Other income.

Research and development expenses incurred in the six months ended June 30, 2019 and 2018 were related to our clinical studies as well as expenses associated with maintaining our European and the U.S. approval dossier, preparing regulatory documentation and filing with regulatory authorities, in particular with the FDA in the U.S. and the EMA in Europe for Ameluz® and our BF-RhodoLED® lamp. A small portion of our expenses were associated with filing and maintaining our patents and other intellectual property rights.

General Administrative Costs

General and Administrative Expenses
	Six Months ended June 30,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
General and administrative expenses	(7,768)	(4,079)	(3,689)	90%

General administrative expenses were €7.8 million for the six months ended June 30, 2019, compared to €4,1 million for the six months ended June 30, 2018, representing a significant increase of €3.7 million. This increase was due primarily to higher legal and consulting costs, as well as higher administrative costs in the U.S. Our general administrative expenses for the six months ended June 30, 2019 also included €1.8 million for Cutanea, which were offset by a corresponding reimbursement from Maruho from its contractual obligations to us under the Cutanea Purchase Agreement that was recorded under Other income.

Sales Costs

Sales Costs
	Six Months ended June 30,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Sales Costs	(14,195)	(8,311)	(5,884)	71%

20

Sales costs were €14.2 million for the six months ended June 30, 2019, compared to €8.3 million for the six months ended June 30, 2019, representing an increase of €5.9 million. This increase was driven primarily by increased costs relating to the further expansion of our sales activities in the U.S. In addition, our sales costs for the six months ended June 30, 2019 included €3.5 million in sales costs incurred by Cutanea, which were offset by a corresponding reimbursement from Maruho from its contractual obligations to us under the Cutanea Purchase Agreement that was recorded under Other income. Sales costs include the costs of our own field sales team in Germany, Spain, the UK and the USA, as well as marketing expenses.

Interest Income and Expense

Interest Income and Expense
	Six Months ended June 30,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Interest Expense	(1.554)	(1.066)	(488)	45.7%
Interest Income	209	4	205	5,125%

Interest income was €209 thousand for the six months ended June 30, 2019, compared with €4 thousand for the six months ended June 30, 2018.

Interest expense was €1.554 million for the six months ended June 30, 2019, compared to €1.066 million for the six months ended June 30, 2018. Interest expense consists primarily of interest due on the loan received under our credit facility with the EIB (€1.030 million in the six months ended June 30, 2019, and €0.968 in the six months ended June 30, 2018) and further includes interest payable on our outstanding convertible bond of €0.092 million and €0.385 million interest accrued related to the Cutanea Purchase Agreement.

Other Income and Expense, Net

Other income and (expense), net

Other Income and (Expense), Net
	Six Months ended June 30,		Increase (decrease)
	2019	2018	Amount	Percentage
	€ thousands (except percentages)
Other income and (expense), net	23,235	638	22,597	3,542%

Other income and expense, net was €23.2 million for the six months ended June 30, 2019, compared to €638 thousand for the six months ended June 30, 2019. The increase is primarily driven by (a) €17.3 million of other income in the form of badwill resulting from the negative difference in asset and liability items measured at fair value resulting from the purchase price allocation and (b) €5.5 million of other income received from Maruho as reimbursement of restructuring expenses under the Cutanea Purchase Agreement, in each case in connection with our acquisition of Cutanea. Expenses and income from currency translation are also included in other income and expense, net.

21

Liquidity and Capital Resources

We devote a substantial portion of our cash resources to research and development and sales, general and administrative activities primarily related to the commercialization of our products, XEPITM, Ameluz® and BF-RhodoLED® lamp. We have financed our operations primarily with the proceeds of the issuance and sale of equity securities, warrant bonds and convertible bonds in Germany and the United States and, since May 2017, with proceeds from the EIB credit facility, and supply revenue and licensing income from some of our distribution partners. To date, we have generated supply revenue from direct sales in the U.S., Germany, Spain and the UK as well as from sales to distribution partners in some European countries and Israel.

Our management board regularly reviews the equity ratio of Biofrontera AG as a standalone entity as well as on a consolidated basis with its subsidiaries. Management seeks to ensure an appropriate equity base, within the framework of expectations of the capital markets, and creditworthiness with respect to national and international business partners. Our management board seeks to ensure that all companies within our group have sufficient equity and debt funding at their disposal.

We have incurred losses and generated negative cash flows from operations since inception. As of June 30, 2019, we had an accumulated deficit of €145.35 million and cash and cash equivalents of €21.58 million. In May 2017, we entered into the EIB credit facility under which EIB agreed to provide us with loans of up to €20 million in the aggregate. In 2017, we borrowed €10 million under the EIB credit facility, all of which remains outstanding as of the date of this report. In February 2019, we borrowed another €5.0 million from this credit facility after the conditions had been met. We cannot borrow the remaining €5.0 million from this credit facility until we achieve revenue of €35.0 million on a rolling basis. See “Description of Our Principal Financing Documents — European Investment Bank Loan Commitment and Security Agreements” below.

In February 2018, we listed our ADSs on The NASDAQ Capital Market. In connection with that listing we generated net proceeds of approximately €21.6 million from a rights offering of ordinary shares in Germany and our initial public offering of ADSs in the U.S.

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented:

	Six Months ended June 30,
	2019	2018
	€ thousands
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(21,873)	(6,834)
Investing activities	19,718	(177)
Financing activities	4,278	22,155
Net increase (decrease) in cash and cash equivalents	2,123	15,144

22

Operating Activities

For the six months ended June 30, 2019 and 2018, our net cash used in operating activities was €21.87 million and €6.83 million, respectively. The increase in net cash used in operating activities in the six months ended June 30, 2019 was driven primarily by our loss for the period, which was driven primarily by increased general and administrative costs and cost of sales, partially offset by increased revenue.

Investing Activities

For the six months ended June 30, 2019, our net cash generated in investing activities was €19.72 million, compared to net cash used in investing activities of €(0.18) million for the six months ended June 30, 2018. The net cash generated in investing activities during the six months ended June 30, 2019 was driven primarily by €20.23 million included in the takeover of Cutanea’s liquid funds, offset in part by funds expended to finance the restructuring expenses.

Financing Activities

Our net cash provided by financing activities was €4.28 million for the six months ended June 30, 2019 compared to €22.16 million for the six months ended June 30, 2018. The cash provided by financing activities in the six months ended June 30, 2019 resulted primarily from the proceeds of the further tranche of the EIB loan. The decrease in cash provided financing activities during the six months ended June 30, 2019 compared to the prior-year period was primarily due to the net proceeds generated from our rights offering of common shares in Germany and our initial public offering of ADSs in the U.S. in February 2018.

Future Capital Requirements

We believe that, as of June 30, 2019, our existing cash and cash equivalents, together with revenue from product sales and future milestone or license payments, were be sufficient to enable us to fund our operating expenses and to advance our commercialization strategy in the U.S. for the next 12 months. However, we also may raise additional funds from public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives to meet our working capital requirements and to fund the continuing commercialization of our existing products and the launch of any new products in the U.S., the EU or other jurisdictions. Our existing financing arrangements place important restrictions on our ability to raise additional debt. See “Description of Our Principal Financing Documents” below.

23

Our need for additional sources of liquidity and capital will depend significantly on the level and timing of regulatory approval and product sales, as well as the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our products and product candidates. Moreover, changing circumstances may cause us to spend cash significantly faster than we currently anticipate, and we may need to spend more cash than currently expected because of circumstances beyond our control.

We expect to continue to incur substantial additional operating losses from significant general and administrative (including relating to litigation), sales, marketing and manufacturing expenses in the U.S. as we seek to expand the commercialization of Ameluz® in the U.S. and undertake further clinical trials and other activities related to extending the approved indications for Ameluz®. In addition, we expect to incur additional expenses to add and improve operational, financial and information systems and personnel, including personnel to support our product commercialization efforts. We also expect to incur significant costs to continue to comply with corporate governance, internal controls and similar requirements applicable to us as a public company in the U.S. and in Germany. We also anticipate to incur significant expenses in connection with lawsuits brought by and against our competitor in the U.S and by and against a shareholder.

Our future use of operating cash and capital requirements will depend on many forward-looking factors, including the following:

●	the costs of our commercialization activities for Ameluz®, most importantly in the U.S.;

●	the scope, progress, results and costs of development for extending indications for Ameluz®;

●	the costs of maintaining and extending our regulatory approvals;

●	the extent to which we acquire or invest in products, businesses and technologies;

●	the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our products; and

●	the costs of preparing, submitting and prosecuting patent applications and maintaining, enforcing and defending intellectual property claims.

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our existing debt obligations, in particular the minimum €13.0 million payment that we must make on July 7, 2022 and a minimum payment of €6.5 million which we must make on February 4, 2024. To the extent that our capital resources are insufficient to meet our future operating and capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. We have no committed external sources of funds, other than the EIB credit facility, under which future borrowings are subject to draw conditions, including, the achievement of specified milestones. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. In addition, the covenants under our existing debt obligations could limit our ability to obtain additional debt financing. For example, under the EIB credit facility, we are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB (subject to certain exceptions).

24

If we raise additional funds by issuing equity securities, our shareholders will experience dilution. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

Contractual Obligations

Set forth below is a description of our contractual obligations as of June 30, 2019:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	€ thousands
Operating leases	4,056	779	761	0	2,516

Convertible bond 2017/2022	2,595	0	0	2,595	0
Interest	468	78	312	78	0
EIB loan (1)	15,000			10,000	5,000
Interest	9,411	302	1,292	5,672	2,145
Total	31,530	1,159	2,365	18,345	9,661

(1)In February 2019, we drew another tranche of €5.0 million from the credit facility by the EIB. This tranche must be repaid on February 4, 2024, along with € 1.5 million in deferred interest and an additional amount of performance participation interest determined by reference to the change in our market capitalization between disbursement and maturity of the loan.

Our long-term commitments under operating leases shown above consist of payments relating to our facility leases in Leverkusen, Germany, which all expire by 2025 and our facility lease in Woburn, Massachusetts. Operating leases also include contracts for the lease of certain office equipment as well as our obligations under lease contracts for company cars.

25

Description of Principal Financing Documents

European Investment Bank Loan Commitment and Security Agreements

On May 19, 2017, we entered into a Finance Contract with EIB, which we sometimes refer to as the EIB credit facility, whereby EIB has committed to lend us up to €20.0 million. The loan terms specify that the amounts drawn will be used to finance up to approximately 50% of specified research and development expenses forecast to be made by us between 2017 and 2020. The key terms of the EIB credit facility are as follows:

●	Term and Availability. The EIB credit facility can be drawn in up to four tranches each in a minimum amount of €5.0 million, each of which matures 5 years from the scheduled date of disbursement for the relevant tranche. The final availability date for the EIB credit facility is May 19, 2020.

●	Conditions to disbursement. We had drawn the first €10.0 million of the loan commitment in the form of two €5 million tranches in 2017. In February 2019 we drew another tranche of €5.0 million. We may draw up to an additional €5.0 million (for a total aggregate draw of up to €20.0 million) if we provide evidence satisfactory to EIB that we have reached consolidated revenues of €35.0 million on a 12-month rolling basis and that we have raised at least an additional €5.0 million in equity financing.

●	Use of Proceeds and Co-Funding Requirement. We are required to use proceeds from the EIB credit facility in order to fund post-marketing level clinical trials to produce data for obtaining regulatory clearance in the EU and U.S. for Ameluz® in different indications and treatment modalities, referred to as the “Project”. In addition, we are required to ensure that we have available, and to expend, our own funds to finance approximately 50% of the Project budget (which is approximately €40.0 million in total). This means that, for any given year we may use the EIB credit facility to finance only approximately 50% of costs related to the Project.

●	Interest. There are three components to the interest we pay under the EIB credit facility: quarterly floating interest payments, a deferred interest payment, and a performance participation interest payment. We make floating interest payments each quarter based on a rate per annum equal to EURIBOR plus 4.00%. The deferred interest and the performance participation interest payments are payable in full when the relevant tranche matures (or on any earlier prepayment date). Deferred interest accrues daily on each €5.0 million tranche at a rate of 6.0% per annum. For each €5.0 million tranche, the performance participation interest amount is equal to the product of EIB’s disbursement date notional equity proportion in respect of such tranche multiplied by our market capitalization on the maturity date of such tranche. The disbursement date notional equity proportion in relation to the outstanding €10.0 million tranche of the loan is 0.64% and the disbursement date notional equity proportion in relation to the outstanding €5.0 million tranche of the loan is 0.20%.

●	Restriction on Debt. We are not permitted to incur additional third-party debt in excess of €1.0 million without the prior consent of EIB. This restriction is subject to certain exceptions, such as for ordinary course deferred purchase arrangements and, subject to maximum amounts, various types of leases.

26

●	Events of Default. The EIB credit facility contains a number of provisions allowing EIB to accelerate the payment of all or part of amounts outstanding under the EIB credit facility, including customary acceleration provisions for failure to make payments, inaccuracy of representations and warranties, default on other loan obligations (cross-default), illegality or change of law, and events relating to bankruptcy, insolvency and administration. In addition, EIB may accelerate upon any event or change in condition which in the opinion of EIB has a material adverse effect on our business, operations, property, condition (financial or otherwise) or prospects, or on the business, operations, property,

Convertible Bond II

In January 2017, we issued a convertible bond with an aggregate principal amount of €4.999 million, which is divided into 49,990 non-registered pari passu ranking bonds, each with a principal amount of €100. These bonds bear interest at a rate of 6% per annum on their principal amount from and including February 1, 2017. We must pay interest on these bonds semi-annually in arrears on January 1 and July 1 of each year. We must redeem these bonds in full on January 1, 2022, by paying the outstanding principal amount, together with accrued interest on the principal amount until (but excluding) the maturity date, unless they have previously been redeemed or converted or purchased and cancelled. The bonds were offered on a preemptive basis to all existing shareholders and were fully subscribed.

The terms and conditions of these bonds provide that each bondholder is entitled to declare due and payable the entire principal amount and any other claims arising from the bonds if we fail to pay within 30 days after the relevant payment date any amounts due and payable on the bonds or we exceed the “permissible indebtedness” under the terms and conditions by incurring additional debt. We will be deemed to exceed the “permissible indebtedness” if, as a result of our incurrence of any debt, both (1) our “net financial indebtedness” exceeds €25 million, and (2) our “net indebtedness quota” exceeds 4.0. “Net financial indebtedness” is defined as (i) the sum of long-term financial liabilities and short-term financial debt, less (ii) cash and cash equivalents, and “net indebtedness quota” is defined as the quotient of (i) our “net financial indebtedness” divided by (ii) our EBITDA (as defined in the terms and conditions of the bonds). For purposes of these calculations, all relevant figures are determined based on our most recent published annual or interim quarterly financial reports at the time we incur additional debt. We will not be deemed to exceed the “permissible indebtedness” if the “net indebtedness quota” exceeds 4.0 due to a reduction of our EBITDA.

We granted each bondholder the right to convert its bonds, at any time, in whole but not in part, into our ordinary shares, at a conversion price per share equal to: €3.50 per share from the date of issuance until March 31, 2017; €4.00 per share from April 1, 2017 until December 31, 2018; and €5.00 per share from January 1, 2018 until maturity. In March 2018 the conversion price was reduced to €4.75 in accordance with section 11 of the bond terms and conditions. As of the date of this annual report, a principal amount of €2.4 million of these convertible bonds has been converted into shares.

27

For more information on Convertible Bond II, see Note 10 (Financial Liabilities) to our audited consolidated financial statements for the fiscal years ended December 31, 2018 included in our Annual Report on Form 20-F filed with the Commission on April 29, 2019.

Off-Balance Sheet Transactions

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The condensed interim consolidated financial statements as of June 30, 2019 were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) as well as the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) for “Interim Financial Reporting” in accordance with IAS 34, as applicable in the European Union. As a consequence, they do not include all information and disclosures required for consolidated financial statements, and for this reason should be read in connection with the consolidated financial statements for the financial year ended December 31, 2018.

As part of preparing the interim consolidated financial statements, the Management Board must make assumptions that affect the application of accounting policies within the Group, and the reporting of assets and liabilities as well as income and expenses. Actual amounts can differ from such estimates. Apart from the new IFRS standards described in the notes to our unaudited interim consolidated financial statements for the six months ended June 30, 2019, the accounting policies applied in the preparation of the consolidated financial statements as of December 31, 2018 were adopted unchanged for the preparation of these condensed interim consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the six months ended June 30, 2019, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Item 11 Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F filed with the Commission on April 29, 2019.

28